SUB-ITEM 77(C)
                      MATTERS SUBMITTED TO SHAREHOLDER VOTE


         Mark Torline, the Registrant's initial shareholder, approved the following by unanimous consent on or about December 2, 2004:

(1) The Investment Advisory Agreement between the between the Registrant and A T Funds, LLC, the Registrant's investment adviser; and
(2) election of Mark Torline, J. Stephan Rapp, Jan W. Dash and Laurie M. O'Louglin as the Registrant's Trustees.